July 15, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Resume In Minutes, Inc.
Amendment No. 1 to Form S-1
Filed on: June 23, 2010
File No. : 333-166734

Dear Ms. Plowigian:

We represent Resume In Minutes, Inc. (“Resume In Minutes” or, the “Company,” “we,” “us,” or “our”).  By letter dated June 29, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1A filed on June 23, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response: Updated financial statements have been included in compliance with Rule 8-08 of Regulation S-X.

Risk Factors

2.  We note your response to comment eight from our letter dated June 7, 2010.  Please revise your prospectus to state throughout that the company is a shell company and create a new risk factor that highlights the risks posed by being a shell company.

Response: The Registration Form S-1A has been revised to reflect that the Company is a shell company.

“It is possible for the security of personal information submitted by our customers on our website to be breached,” page 5

3.  We note your response to comment 10 from our letter dated June 7, 2010.  Please expand your disclosure to explain this risk and address how it could impact your business or results of operations.

Response: The Registration Form S-1A has been revised to provide a broader explanation of the impact a breach of security could have on the Company’s business operations.

Selling Shareholders, page 6

4.  We note that you have reduced the number of shares being sold by your selling stockholders.  Please revise your selling stockholder table to accurately reflect the number and percentage of shares of common stock each selling stockholder will own after completion of the offering.

Response: The Registration Statement Form S-1A has been revised accordingly.

Rule 144 Shares, page 12

5.  Please prominently indicate that the company is a shell company.  Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(1), if available, for non-affiliates; or by meeting the conditions of Rule 144(i).

Response: The Registration Form S-1A has been revised to reflect that the Company is a shell company and that the securities being sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4 (l), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).

Management’s Discussion and Analysis, page 14

6.  We note your response to comment 17 from our letter dated June 7, 2010 as well as  your statement that your goal is to target approximately 1,000 students each month and generate approximately $15,000 per month in revenue.  However, we also note your statement that in order to achieve this goal you intend to obtain a combination of 375 lifetime service customers and/or 1,500 one time service customers per month.  Please clarify how you intend to obtain 1,500 one time service customers per month if you are only targeting 1,000 students per month.

Response: The Registration Form S-1A has been revised to clarify the Company’s goals with regard to revenue generation.

7.  We note your response to comment 18 from our letter dated June 7, 2010.  Please expand the disclosure in your liquidity section to quantify, if possible, the additional operating expenses you expect to incur as a result of being a public company and clarify whether management’s expectations regarding your short term and long term cash flow needs contemplate these additional costs.

Response: The Registration Form S-1A has been revised to disclose the Company’s expectations with regard to anticipated expenses to be incurred and cash flow needs contemplated by management as a result of being a public company.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gregg E. Jaclin
            Gregg E. Jaclin

2